February 15, 2007

Mr. Terence O’Brien

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E

Washington, DC 20549

Re:	Ascendia Brands, Inc.
Form 10-K for Fiscal Year Ended February 28, 2006
Form 10-Q for the Fiscal Quarter Ended May 27, 2006
Form 10-Q for the Fiscal Quarter Ended August 26, 2006
Form 10-Q for the Fiscal Quarter Ended November 25, 2006

Dear Mr. O’Brien:

We are responding to the fax from Melissa N. Rocha received on February 1, 2007. The following addresses your comments in the order as received:

Form 10-K for the year ended February 28, 2006

Comment #1

Management’s Discussion and Analysis, page 18

We note the disclosure of your critical accounting policies is substantially identical to your footnote disclosure. Please note this disclosure is supposed to supplement, but not duplicate, the description of accounting policies in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. In future filings please expand your discussion of critical accounting policies to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-850.htm.

Mr. Terrence O’Brien

February 15, 2007

Page | 2

Response to Comment #1

We note your comments and will comply with the request for expanded disclosures in future filings.

Comment #2

Please tell us whether you offer any customer incentives in connection with the purchase or promotion of your products, such as discounts, coupons, rebates, slotting fees, payments under buydown agreements, and other consideration. If so, please disclose the statement of earnings line item in which each of these types of consideration is included. See EITF 00-22 and 01-09.

Response to Comment #2

The Company’s customers are offered incentives to help offset advertising and merchandising costs along with support of new product launches and increased distribution. Our incentives are comprised of the following: cooperative advertising, new distribution, scan down and temporary price reductions, product slotting and reset fees, display fees, and production reclamation fees.

As noted in our critical accounting policy for Cooperative Advertising (shown below) the Company treats the above noted incentives as contra revenue.

“Cooperative advertising programs and other volume based incentives are accounted for on an accrual basis as a reduction of net revenue according to the requirements of Emerging Issues Task Force 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” in the period in which the sales are recognized. Cooperative advertising expenses were approximately $160,000, $186,000 and $139,000, respectively for fiscal 2006 and 2005 and for the period from April 25, 2003 (inception) to February 29, 2004.”

Comment #3

Statements of Operations, page F-6

Please explain why earnings per share is considered “N/A” for fiscal years 2005 and 2004. Explain why EPS for periods prior to the merger is not presented to reflect the equivalent number of shares received by the shareholders of the accounting acquirer in the merger.

Mr. Terrence O’Brien

February 15, 2007

Page | 3

Response to Comment #3

Commencing with our reporting of Form 10-K for the year ended February 28, 2006, we inadvertently failed to present EPS amounts for periods prior to the merger. Such EPS amounts are based on the 2,553.7 preferred shares received by the unit holders of the accounting acquirer in the merger (Hermes Acquisition Company I LLC) which are the only equity securities treated as outstanding prior to the merger for accounting purposes. The preferred shares are participating securities. We had previously reflected such presentation in our Form 10-Q filings for the quarters ended May 28, 2005, August 27, 2005 and November 26, 2005, but inadvertently omitted such disclosure thereafter. EPS disclosures for the periods prior to the merger will be presented in future filings.

Comment #4

Statement of Stockholders’ Equity, page F-7

Please explain your accounting basis for the elimination of the accumulated deficit of the business for periods prior to the merger.

Response to Comment #4

On May 20, 2005, Hermes Acquisition Company I LLC (“HACI”), a limited liability company, completed a reverse merger whereby HACI contributed 100% of its members’ interest in exchange for Series A Junior Participating Preferred Stock (“Series A Stock”) representing 65% voting control of the newly merged entity. We viewed this transaction as being analogous to the situation discussed in SAB Topic 4B in which an S-Corporation or other tax-exempt enterprise, such as a limited liability company, terminates its S-election or tax-exempt status and its undistributed earnings or losses are recorded to additional paid in capital as if this was a distribution to the owners followed by a contribution to the capital of the corporation. Applying the same logic to our fact pattern, the Company eliminated the capital accounts of the limited liability company and established new capital accounts for the new company.

Comment #5

Note 1 – Description of Business and Reorganization

The Merger, page F-10

On page F-10, you state the purchase price of $45.7 million is equal to the total market value of Cenuco, Inc.’s stock outstanding prior to the Merger, plus the fair value of the options that automatically vested on the date of the Merger. Please clarify how you calculated the fair value and whether you used the market price for a specific period before and after the date the terms of the acquisition were agreed to and announced (i.e. March 16, 2005).

Mr. Terrence O’Brien

February 15, 2007

Page | 4

Response to Comment #5

The estimated fair value of Cenuco, Inc. used in the determination of the Merger purchase price was $45.7 million. This estimate was based on the sum of the following components:

•	Market value of stock based on the average per share price three days before the effective date (May 20, 2005) of the Merger ($3.22) times the number of shares of 13,750,556 ($44.3 million in total).
•	Fees paid in connection with Merger ($0.4 million).
•	Fair value of options that automatically vested on date of Merger ($1.0 million). The Black-Scholes model was used to calculate fair value of the options, with $3.22 as the value of the shares.

The Company considered the guidance from EITF Issue No. 99-12. The consensus in that issue would have led us to use a per share value of approximately $5.07, the closing price on March 16, 2005, the date on which the terms of the Merger were agreed to and announced. We used the per share price on or about the Merger effective date (the $3.22 noted above) because we believed at the Merger date that $3.22 was more indicative of the fair value of the Cenuco business. This value was reflected in the May 28, 2005 Form 10Q filed on July 18, 2005.

We continued to evaluate the reasonableness of this fair value determination and other aspects of the purchase accounting through the end of the fiscal year and into the year end audit period. After an extensive preliminary evaluation of our fourth quarter goodwill impairment test (with the assistance of an outside valuation expert) it became apparent that there was no traditional valuation model (market approach, income approach or other) that would come close to supporting the recorded value of the goodwill, and that we needed to record an impairment in the recorded value of goodwill of more than 50%. This was a serious concern to us given that we believed no events had occurred and no business conditions had changed since the Merger date, that would indicate an impairment in the carrying value of goodwill had occurred. We consulted with our valuation expert to assess whether the valuation models being used in the goodwill impairment test in the fourth quarter would have supported the recorded value of the goodwill at the Merger date. Given that the assumptions underlying the model were essentially the same at the two dates (approximately nine months apart) we concluded that the valuation models would not have supported the recorded value of the goodwill as of the Merger date. We also concluded that the discrepancy in values was substantially due to the early stage nature of the Cenuco business and the high degree of speculation built into the stock value prior to the Merger.

Mr. Terrence O’Brien

February 15, 2007

Page | 5

The results of the goodwill impairment test confirmed our belief that the $5.07 stock price at the agreement/announcement date did not provide a reasonable estimate of the fair value of the acquired business. Had we used $5.07 to measure the purchase price, we would have recorded approximately $25.4 million more goodwill, all of which would have been impaired at the end of the year. Our end-of-year balance sheet and our accounting in future years would be unaffected.

Comment #6

In future filings delete your reference to an independent valuation firm or identify the independent firm. If you chose to refer to and identify the independent firm, you should also include the expert’s consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C. Please note for future reference.

Response to Comment #6

We note your comment regarding reference to an independent valuation firm. For future filings we will delete reference to the independent valuation firm.

Comment #7

We note that you had acquired software technology included in your amortizable intangible assets balance in the merger with Cenuco. Tell us whether the technology is subject to the provisions of SFAS 86 or SOP 98-1. If this technology is subject to SFAS 86, tell us how you classified the $1.2M of amortization in 2006 and how your presentation complies with Question 17 to the SFAS 86 FASB Staff Implementation Guide. Please note that SFAS 86 amortization should be classified to cost of sales.

Response to Comment #7

In connection with the Cenuco Inc. merger, the Company allocated $8.0 million to acquired core software technology intangible asset. This technology is an integral component of the related core products that the WAD division currently markets for sale. Since the purchased software is related to the marketing of core products, SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” does apply, and requires the amortization expense for the purchased software to be reflected in cost of goods sold.

Approximately $1.2 million of amortization expense related to this intangible was inadvertently included within general and administrative expenses for the year ended February 28, 2006. There was no similar expense for the year ended February 28, 2005. This will be corrected in future filings with an appropriate reference to such reclassification.

Mr. Terrence O’Brien

February 15, 2007

Page | 6

Comment #8

Note 2 – Summary of Significant Accounting Policies and Basis of Presentation

Goodwill and Indefinite Lived Intangibles, page F13

Tell us and expand your disclosure to discuss the events and circumstances that led you to believe the goodwill recorded for your WAD division had substantially and permanently diminished and an impairment charge was necessary. Specifically, address the events that occurred during the year of the acquisition that led you to believe the $16.4M impairment charge was necessary nine months after the acquisition and provide the investor a better understanding of your initial investment and the subsequent impairment of that investment. Further explain how you determined that the remaining goodwill balance of $14.6M as well as any other WAD assets still recorded on your balance sheet are recoverable. In this regard we note that your WAD segment is still experiencing losses through your quarter ended November 25, 2006.

Response to Comment #8

As stated in our response to Comment #5 above, the Company used the market price of the Company’s common stock prior to the Merger to determine the fair value ($45.7 million in total) of the business purchased. After allocation to tangible assets and identifiable intangible assets the remainder, $31.0 million, was allocated to Goodwill. In the fourth quarter of the fiscal year ended February 28, 2006, the Company performed an impairment test of the Goodwill in accordance with SFAS No. 142 and determined that there was an impairment of $16.4 million. Since the market capitalization of the entire Company could no longer be used as a basis for estimating the fair market value of the WAD reporting unit, the Company engaged an independent valuation firm to assist in the SFAS No. 142 impairment test. This was the same firm that assisted with the allocation of the purchase price in the Merger purchase accounting.

The fair value of the WAD reporting unit used in the fourth quarter impairment test was determined based on a combination of a market (comparable multiple of forecasted sales) and an income approach (comparable multiple of forecasted discounted cash flow). These estimates were based on the best information management had at the time, but due to the early stage nature of the business were quite speculative. To allow for the significant estimation reflected in the underlying forecasts the valuation models used a 25% discount factor, where appropriate.

Mr. Terrence O’Brien

February 15, 2007

Page | 7

As referred to in our response to Comment #5 above, we believe the impairment charge of $16.4 million, approximately nine months after the Merger, is primarily attributable to the difference in valuation approaches between the Merger date and the first impairment test. We had concerns that even the Merger date value (as opposed to the Announcement date value) used in the purchase accounting allocation was excessive, but given the stated preference in SFAS 141 to use traded securities values whenever possible and appropriate, we were compelled to rely on this measurement as being reasonably indicative of the value of the WAD division at the date of the Merger. Applying the market and income approaches in the first impairment test lead to a significantly lower value that we believe was the best estimate at the time. As noted in our response to Comment #5 above, management is not aware of any specific events between the date of announcing the Merger and the first impairment test that were indicative of a significant change in the value of the business.

As part of performing step two of the goodwill impairment evaluation process (paragraph 20 and 21 of SFAS 142) we updated our estimate of the fair value of the acquired software identified in the Merger date purchase accounting. Since the same valuation approach was used for this specific asset as was used in the Merger date purchase price allocation, and we identified no reason to significantly modify the assumptions going into the valuation of the software, no impairment in the recorded value of the software was identified in the fourth quarter. The resulting allocations under step two of the SFAS 142 goodwill impairment test lead us to the conclusion that $14.6 million of goodwill was supportable as of the date of the impairment test and the differential of $16.4 million was written off as a charge to the period.

Comment #9

Comment #9 has been divided into four components (a – d) for clarity of referencing our response.

Note 6 – Long Term Debt, page F-18

a)            Please clarify whether the Default Derivatives discussed in Note 6 of your Forms 10-Q for August 26 and November 25, 2006, include separate derivatives other than the Conversion Option, identify their specific nature and explain why each component meets the definition of a derivative and the criteria for bifurcation in SFAS 133 and EITF 00-19.

b)            Explain why the Conversion Option meets the criteria for bifurcation in SFAS 133 and EITF 00-19.

Mr. Terrence O’Brien

February 15, 2007

Page | 8

c)            Discuss the impact FASB Staff Position No. EITF 00-19-2 will have upon adoption, if any.

d)            Discuss how your accounting policies relating to registration rights impact your classification of the warrants under SFAS 133 and EITF 00-19.

Response to Comment #9 (a)

The Company analyzed the convertible secured notes described in Note 6 and determined that the notes contained a compound embedded derivative which required bifurcation under SFAS 133 and related pronouncements. The Default Derivatives discussed in Note 6 were not accounted for as separate derivatives, but rather were considered when evaluating the accounting for the conversion option. We evaluated the Change of Control provision separately but combined it with the other derivatives for valuation purposes. The four events of default referred to in the third paragraph under “Convertible Secured Notes” represent four conditions under which there could be a cash settlement of the note based on the value of the conversion option feature. These features individually and in combination lead to the bifurcation of the Conversion Option derivative under SFAS 133 and EITF 00-19 paragraph 8.

Upon reviewing the wording previously presented in Note 6 of Form 10-Q for the thirteen weeks ended November 25, 2006, we understand how this point is not clear and propose the following modifications to the second and fifth sentences of the fourth paragraph under “Convertible Secured Notes” in future filings;

Second sentence – The Notes describe various events of default which (delete “include but are not limited to” and insert “provide for cash settlement based on the value of the conversion option and therefore lead to the bifurcation of the Conversion Option. These events of default are”) (a) the failure to make effective by June 30, 2007 . . . ”

Fifth sentence – The above described Conversion Option (delete “and specifically noted events of default (the “Default Derivatives”)”), along with the Change in Control Put (collectively the “Compound Derivative”) have been bifurcated . . . ”

Response to Comment #9 (b)

As noted in our response to Comment #9(a), the identified events of default provide for cash settlement of the Conversion Option. Accordingly bifurcation of the Conversion Option was evaluated to be appropriate under SFAS 133 and EITF 00-19 paragraph 8.

Mr. Terrence O’Brien

February 15, 2007

Page | 9

Response to Comment #9 (c)

The Company is in the process of evaluating the potential impact of FSP - EITF 00-19-2. Because the basis of bifurcating the Conversion Option derivative was based on potential cash settlement and no derivative was bifurcated based on registration payment arrangements (discussed in FSP – EITF 00-19-2) we do not expect FSP – EITF 00-19-2 to have an impact on the classification of the Company’s bifurcated derivatives. We will evaluate, in connection with our pending adoption disclosure in this year’s Form 10-K and ultimately upon adoption in the first quarter of next year, whether the application of the SFAS 5 criteria will lead to the Company recording a liability for any registration payment arrangements.

Response to Comment #9 (d)

The Company’s accounting policy is to analyze all warrants under SFAS 133 and EITF 00-19 to determine their classification of equity or liabilities. As part of this evaluation, the Company considers the impact of any registration rights agreement on its ability to settle the warrants in unregistered shares. If the agreement calls for cash penalties and the maximum cash penalty is more than the difference between a registered and unregistered share, the Company would classify the warrants as liabilities.

Warrants to note holder

The warrants are included in the group of securities that are registrable under the registration rights agreement, but they are not subject to a cash penalty. In accordance with our accounting policy, rather, the warrant agreement provides for cashless exercise in the event of a failure to file an effective registration statement.

Warrants to third party

The warrants issued to the third-party as fees are recorded at fair value and as a debt financing cost and amortized over the life of the debt. The warrants are not subject to any registration rights agreements and meet the tests in EITF 00-19 for equity classification. The warrants are classified as equity because the Company can deliver unregistered shares and all of the other tests of EITF 00-19 for equity classification are met.

Comment #10

Note 7 – Pension and 401(k) Plans, page F-21

Please explain why the assumptions include a 0% rate of increase in compensation for U.S. employees.

Mr. Terrence O’Brien

February 15, 2007

Page | 10

Response to Comment #10

The Pension Plan for U.S. employees has the assumption of 0% for rate of increase for compensation because the plan was frozen on May 1, 2004. Also employees hired after that date are not eligible to participate. This assumption applies to the Pension Plan and is not applicable to the 401 (k) Plan.

Comment #11

Comment #11 has been divided into four components (a – d) for clarity of referencing our response.

Note 11 – Capital Structure and Net Loss Per Common Share, Page F-29

a)            With regards to your Series A Preferred Stock, we note your disclosure that these instruments are not redeemable however it appears that 205.9 preferred shares were redeemed during the six months ending November 25, 2006.

b)            Further explain the redemption terms of the Series A preferred stock and how you considered the guidance in ASR 268 and D-98.

c)            Additionally, we note that your conversion terms for these instruments are unclear.

d)            Tell us whether or not it was necessary to record a beneficial conversion feature and how you considered EITF 98-5 and EITF 00-27.

Response to Comment #11 (a)

The terms of the Series A Preferred Stock (the Preferred Stock) do not provide for any redemption of shares of Preferred Stock at either the option of the Company or the holders of the securities. In connection with the convertible debt financing which closed on August 2, 2006, the Company and certain holders of shares of Preferred Stock reached an agreement to provide for the redemption by the Company of 205.9001 shares of Preferred Stock. Absent such an agreement, the Company had no obligation whatsoever to effect any such redemption. At the time of the redemption, each share of Preferred Stock was the functional equivalent of 10,118.1774 shares of Company common stock and would have been convertible into such number of shares of common stock upon approval of the holders of the Company’s common stock. This conversion ratio times the 205.9001 Preferred Stock redeemed times the $1.75 redemption price produced the $3.6 million total redemption payment.

Mr. Terrence O’Brien

February 15, 2007

Page | 11

Response to Comment #11 (b)

As noted above, the Preferred Stock does not contain any redemption terms. With respect to guidance under ASR 268 and D-98, since the Series A Preferred Stock is not subject to redemption and the redemption of such securities is within the control of the issuer, we do not believe this guidance is applicable.

Response to Comment #11 (c)

The conversion terms of the Preferred Stock were negotiated at the time of the Merger. The conversion ratio changes with each issuance of common stock pursuant only to any options or warrants outstanding at the date of the Merger. In the event such options or warrants are exercised and common stock is issued, the Preferred Stock conversion ratio is modified such that upon conversion the Preferred Stock holders would maintain their 65% voting interest in the company. As a result of the redemption of 205.9001 shares of Preferred Stock, the voting interest was reduced to approximately 63%.

Response to Comment #11 (d)

We acknowledge the existence of a contingent beneficial conversion feature on the Preferred Stock pursuant to EITF 98-5 and 00-27 and have applied the guidelines discussed in Part II of EITF 00-27. Since the value of the contingent conversion option could not be computed at the commitment (Preferred Stock issuance) date, we would have recognized the value as and when the contingent event (the issuance of common stock pursuant to options or warrants outstanding at the Merger date) had occurred. When originally issued in connection with the May 2005 merger, the Preferred Stock was convertible into 10,000.0 shares of common stock and as of February 28, 2006 this number had increased to 10,095.6 based on the exercise of 131,500 options between those two dates. The 244,214 incremental common shares into which the preferred shares would be convertible multiplied by the fair market value of a share of common stock at the dates of modifying the conversion ratio (weighted average of $2.68) represents a $653,659 deemed dividend to the Preferred Stock holders. This would have been a reduction of retained earnings and an increase to paid in capital, as well as an increase in the loss attributable to common stockholders from $30.2 million to $30.9 million (a 2.1% misstatement). Given no impact on net equity and what we believe to be an immaterial impact on income attributable to common stockholders, we do not believe it is necessary to adjust the reported results for the year ended February 28, 2006 (see further discussion below). Proper application of EITF 98-5 and 00-27 will be applied prospectively, including recognition of deemed dividends subsequent to the date on which the Preferred Stock was converted.

We also calculated the year to date deemed dividend to the Series A Preferred Stock holders for the fiscal year ending February 28, 2007 and determined it to be approximately $214,000. We will finalize accounting for this issue in the fourth quarter of the year ending February 28, 2007.

Mr. Terrence O’Brien

February 15, 2007

Page | 12

In assessing the materiality of the above noted unrecorded deemed dividend to the results for the year ended February 28, 2006 we considered the quantitative and qualitative factors identified in SAB 99. On a quantitative basis we concluded that 2.1% of the loss attributable to common stockholders was not a material amount. Our consideration of the various qualitative factors in SAB 99 did not change our overall evaluation of the materiality of the unrecorded adjustment. In that regard we note that while misstatement does relate to an amount that is capable of precise measurement, the misstatement does not;

•	mask a change in earnings or other trends
•	hide a failure to meet analysts’ consensus expectations
•	change a loss into income or vice versa
•	does not concern a segment that of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability
•	affect the Company’s compliance with regulatory requirements
•	affect the Company’s compliance with loan covenants or other contractual requirements
•	have the effect of increasing management’s compensation
•	involve the concealment of an unlawful transaction

We trust this responds to your comments and questions in the fax dated February 1, 2007.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John D. Wille

John D. Wille

Vice President and Chief Financial Officer

Ascendia Brands, Inc.

100 American Metro Boulevard – Suite 108

Hamilton, NJ 08619